UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 429th BOARD OF DIRECTORS' MEETING OF

TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 9th, 2022

1.   DATE, TIME AND VENUE: On December 9, 2022, at 10:35 a.m. (São Paulo local time), at Telefônica Brasil S.A. (“Company”) headquarters, located at Avenida Engenheiro Luiz Carlos Berrini, 1376, Cidade Monções, city of São Paulo, São Paulo State.

2.   CALL NOTICE AND ATTENDANCE: The call was made in the form of the Company’s Bylaw. The members of the Board of Directors were present, who subscribe these minutes, establishing, therefore, quorum in the terms of the Company’s Bylaws. The Board Member Mr. Francisco Javier de Paz Mancho was represented by the Chairman of the Board of Directors, Mr. Eduardo Navarro de Carvalho, by voting delegation. The Finance and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, attended the meeting as Secretary; and the presenters individually appointed for the matters below, whose participation was restricted to the time of appreciation of the respective matters.

3.       PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira - Meeting Secretary.

4.       AGENDA AND RESOLUTION: After examining and deliberating on the matter on the Agenda, the members of the Board of Directors unanimously decided as follows:

4.1. Statement of Interest on Capital: The proposal to deliberate Interest on Capital (“IoC”) based on the balance sheet as of November 30, 2022, in the gross amount of R$715,000,000.00, corresponding to R$607,750,000.00 net of withholding income tax, was approved. The interest per share is equivalent to R$0.429405823451 per common share (R$0.36499494993¹ net of income tax).

The IoC shall be credited individually to the shareholders, in accordance with the shareholding position in the Company's records at the end of December 29, 2022. After this date the shares will be considered “ex-interests”.

1 Amount per share calculated considering the shareholding position of 11.23.2022. Due to the Company’s Share Buyback Program, the value per share may suffer changes, considering the shareholding base of 12.29.2022.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 429th BOARD OF DIRECTORS' MEETING OF

TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 9th, 2022

The IoC will be included in the minimum mandatory dividend for fiscal year 2022 “ad referendum” of the General Shareholders' Meeting to be held in 2023, and the payment will be made until July 31, 2023, the date to be set by the Company's Board of Directors.

4.2. Statement of Interim Dividends: The proposal to state the Interim Dividends, “ad referendum” of the General Shareholders' Meeting to be held in 2023, based on the balance sheet as of November 30, 2022, in the amount of R$1,000,000,000.00. The dividends per share is equivalent to R$0.600567585252 per common share.

The Dividends shall be credited individually to the shareholders, in accordance with the shareholding position in the Company's records at the end of December 29, 2022. After this date the shares will be considered “ex-dividends”.

The Dividends will be included in the minimum mandatory dividend for fiscal year 2022 “ad referendum” of the Annual Shareholders' Meeting to be held in 2023, and the payment will be made until October 31, 2023, the date to be set by the Company's Board of Directors.

5.       CLOSING: There being no further matters to discuss, the Chair stated that the meeting was adjourned, and these minutes were drawn up. São Paulo, December 09, 2022. Signatures: (a.a.) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Board Members: Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is the faithful copy of the minutes of the 429th meeting of the Board of Directors of Telefônica Brasil S.A., held on December 9, 2022, recorded in the Company's books. This is a free English translation.

_______________________________ Breno Rodrigo Pacheco de Oliveira Secretary

2 Amount per share calculated considering the shareholding position of 11.23.2022. Due to the Company’s Share Buyback Program, the value per share may suffer changes, considering the shareholding base of 12.29.2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 9, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director